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                                                               EXHIBIT 99.(a)(2)

                                December 3, 2002

Dear Stellent, Inc. Option Holder:

         I am pleased to announce that the Board of Directors of Stellent, Inc. ("Stellent") has approved an Option Exchange Program ("Exchange Program") in which eligible employees will have the opportunity to exchange options that have an exercise price of $10.00 per share or more ("Old Options") for a commitment to grant new options ("New Options") in the future under one of our stock option plans. The offer to participate in the Exchange Program begins today.

         Our Board decided to offer the Exchange Program because stock options continue to be an important component of our total compensation program, and because the Board is seeking to address the fact that many of our outstanding options have exercise prices significantly higher than the current market price of Stellent Common Stock (that is, some options currently are "underwater"). The Exchange Program is an opportunity for you potentially to receive New Options that may have a greater potential to increase in value over time.

         The main features of the Exchange Program include the following:

         o Eligible Employees: Employees of Stellent and its subsidiaries as of December 3, 2002 are eligible for the Exchange Program. However, executive officers and members of the Board of Directors are not eligible.

         o        Eligible Options: Options eligible to be tendered under our
                  (a) 1994-1997 Stock Option and Compensation Plan, (b) 1999 Employee Stock Option Plan, (c) 2000 Employee Stock Incentive Plan, as amended and restated, or (d) 2000 Stock Incentive Plan that have an exercise price of $10.00 per share or more.

         o Mandatory Tender: If you elect to tender any of your Old Options, all of your option grants on or after June 2, 2002 will be cancelled. This includes any options with an exercise price below $10.00 per share.

         o New Options: Each Old Option will be replaced with a promise to grant a New Option no earlier than the first business day that is six months and one day from the date the Old Options are canceled. We currently expect to grant the New Options on July 1, 2003, unless the offer is extended by us, in which case the New Options will be granted on or after the first business day that is six months and one day from the date that we cancel the Old Options. YOU WILL RECEIVE A NEW OPTION ONLY IF YOU REMAIN AN EMPLOYEE OF STELLENT OR ONE OF ITS SUBSIDIARIES THROUGH THE DATE THE NEW OPTIONS ARE GRANTED. IF YOUR EMPLOYMENT WITH STELLENT TERMINATES FOR ANY REASON WHATSOEVER BEFORE THE DATE THE NEW OPTIONS ARE GRANTED (EXPECTED TO BE JULY 1, 2003), YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION FOR YOUR CANCELED OLD OPTIONS. IN ADDITION, IN THE EVENT OF A CORPORATE TRANSACTION (SUCH AS A MERGER, ACQUISITION OR REORGANIZATION) OF STELLENT OCCURRING BEFORE THE DATE THE NEW OPTIONS ARE GRANTED, IT IS POSSIBLE THAT YOU WILL NOT RECEIVE NEW OPTIONS, SECURITIES OF THE SURVIVING CORPORATION OR ANY OTHER CONSIDERATION FOR YOUR CANCELED OLD OPTIONS.

         o Canceled Options: Once your Old Options are canceled, you will not be able to exercise your Old Options, even if you terminate employment for any reason and do not receive New Options.

         o Exchange Terms: New Options will be granted to purchase shares of our Common Stock in the following amounts:



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                  o        New Options issued in exchange for Old Options with
                           an exercise price greater than or equal to $10.00 per share and less than or equal to $19.99 per share will represent the right to purchase 50% of the number of shares of Common Stock subject to the Old Options;

                  o New Options issued in exchange for Old Options with an exercise price greater than $19.99 per share and less than or equal to $29.99 per share will represent the right to purchase 33% of the number of shares of Common Stock subject to the Old Options;

                  o New Options issued in exchange for Old Options with an exercise price greater than $29.99 per share will represent the right to purchase 25% of the number of shares of Common Stock subject to the Old Options; and

                  o if you exchange any eligible option for a New Options, all of your options granted after June 2, 2002, if any, will automatically be cancelled and you will be issued New Options representing the number of shares of Common Stock equal to the original options.

         o Additional Terms: Each New Option will be a nonqualified stock option for purposes of the Internal Revenue Code of 1986, as amended. Each New Option will have the same vesting schedule and expiration date as the corresponding Old Option. Full credit will be given for vesting accrued prior to the cancellation of Old Options and for vesting that would have occurred for the Old Options between the date that the Old Option is cancelled and the date that the New Option is granted.

         o Exercise Price of New Options: The exercise price of the New Options will be equal to the fair market value of our common stock on the day we grant the New Options, expected to be July 1, 2003. "Fair market value" is the closing price of the Common Stock of Stellent on Nasdaq on the grant date. This price may be higher, or lower, or the same as the exercise price of the Old Options to be canceled. THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

         The Exchange Program is not a guarantee of continued employment for any period. Your employment with Stellent or one of its subsidiaries remains "at will" and may be terminated at any time by either you or Stellent (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of local law.

         All eligible employees who wish to participate in this Exchange Program must complete a Letter of Transmittal (Election to Participate) (the "Letter of Transmittal"), in the form attached, and hand deliver or fax a signed copy to Nicole Manderscheid in our Human Resources Department (952) 942-6697 by December 31, 2002, no later than 11:00 p.m. Central Time. You need to indicate your election to "accept" the exchange agreement and identify the option grant(s) being canceled if you wish to participate.

         Stellent intends to e-mail a confirmation of receipt of your Letter of Transmittal to you promptly. This will merely be a confirmation that we have received your Letter of Transmittal. If you have not received such a confirmation of receipt, it is your responsibility to ensure that your Letter of Transmittal has been received by us.

         IF YOUR LETTER OF TRANSMITTAL IS RECEIVED AFTER 11:00 P.M., CENTRAL TIME, ON DECEMBER 31, 2002, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

         Attached to this e-mail, you are also receiving a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options (referred to as the "Offer to Exchange"), explaining the program in greater detail. The information contained in (1) the Offer to Exchange; (2) this letter; (3) the Letter of Transmittal (Election to Participate), and (4) the Notice of Withdrawal (Election Not to Participate), together constitutes the entire offer and we strongly urge you to read these documents carefully and to consult your own advisors before deciding whether to participate or not.

         If you would like to receive a listing of all of your current outstanding stock options, please contact Nicole Manderscheid at (952) 903-2000. We strongly urge you to read all of these materials carefully and understand the risks associated with participating in the Exchange Program before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible employee is voluntary.

         If you have any questions about the Exchange Program or would like to obtain paper copies of the




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documents referenced in this letter, please call Nicole Manderscheid at (952)
903-2000.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options under the Exchange Program. You should rely only on the information in this document, the documents to which we have referred you, and your advisors.

         We thank you for your continued dedication and contribution to Stellent.


                               Best Regards,

                               Vernon J. Hanzlik
                               President and Chief Executive Officer